INVEST IN **UNTIL THE VERY LAST PAGE**

Break Down Barriers and Empower Representation: A Minority Female-led Action Thriller


UNTIL THE
VERY
LAST PAGE
A ROSHAUN AKEEM PAGE FILM

its-a-rap.com   Ferndale, MI

Highlights

1. 900% + ROI on previous film.
2. Take advantage of Hollywood's $10 billion blind spot.
3. Passionate and Professional team with 70 years of combined experience.
4. LOI from Distribution Company
5. This is an opportunity to be a part of an important film!

Our Team



Roshaun Akeem Page Writer | Director | Founder

His debut feature film, "Disruption," gained over 800,000 impressions in its first three months on the streaming service Tubi. The movie's return on investment is above 900+%. His TV series "Trail of Dark Matter" debut April 2023 on Prime video and Tubi.



Mark Menza Sound Designer

Mark is a composer, sound designer and music producer. He has worked on Dragon Ball GT, Boy Genius (Paramount, Nickelodeon films), Jimmy Neutron, The Ant Bully (Warner Bros), and Wishbone (PBS).



Edward Antonio Composer

Film composer and pianist in the areas of classical, jazz and contemporary. Edward is the owner of EPG's Sound Productions and has his two studios in Fairport, New York and Plano, Texas.



Dylan Sides Director of Photography

Dylan has 20+ years of industry experience and has collaborated with many



industry experts. Creator of several popular YouTube fan films. Jumanji Level One: 1.2m views, Rise of the Mask: 30m views, and Revenge of the Mask: 9.5m views.



Dani   Fight Choreographer

An acrobatics expert. At the age of five, she began training in parkour and gymnastics. She's been swing dancing for 4 years and doing stunts professional for 5 years. She's currently a stunt performer for Marvel Universe Live's 2024 international tour.



Patrick Bird   Production Designer

Pat evolved from museums to film, leveraging skills from exhibits, collections, and education into the art department. As a resourceful field engineer and developer, Pat's skills on set help create thoughtful sets/shots.



Jeanette Drake   Creator | Producer | Actress

She has been performing for over ten years. As a model, she enrolled in acting classes at the to aid her modeling profession. From there she decided to enroll in a writing course as well. It was there that her peers encouraged her to make her own films.



Akio Miller   Boxing Trainer

Akio, trained by Greg Coverson, has worked as a boxing trainer for 11 years. He's nurtured local Golden Gloves & National champions, aided college & Olympic-level fighters, and developed and assisted with professionals from journeymen to top 10 fighters.

The Movie



UNTIL THE VERY LAST PAGE is a superhero action feature film that crosses into the drama/thriller genres. The story follows **Raven Ross, also known as Luna, as she decides to leave the superhero life for her mental health. Kim Extermina, a self-proclaimed hero killer, unleashes havoc on the world and Raven's intention to lead a quiet life are immediately disturbed.**

Why Fund This Film

Get involved and help establish the foundation of this film if you enjoy what we're creating and share mutual passion for excellent cinema. Were asking for your support to help push beyond the cultural division and gender biased roles in the entertainment industry to help build a new structure of filmmaking. By supporting *UNTIL THE LAST PAGE* you will be apart of the solution, as well as, helping make this film reach its full potential.

Seasoned professionals from Michigan, Toronto, California, New York, and Texas have come together to contribute their skills to this film project to produce a high-quality product that is more cost-effective than the competition. Combined, there is seventy years experience and we believe this will result in an incredible piece of cinema that will be appreciated for many years to come.

WHEN DOES THE INVESTMENT END?

An investment like this might have a wide range of outcomes. While some movies are "bought" in a single transaction, others continue to make money over time (and some don't make any money at all). Your interest in the project remains for as long as we own it, regardless of what happens. Should the project ever be sold or transferred, the proceeds from the transaction will be managed and dispersed in the same manner as any other income the project generates.

Hollywood's $10 billion Blind Spot



INSIDER

Newsletters Log in Subscribe

HOME > MEDIA

Hollywood is losing out on $10 billion in revenue every year by underfunding work by Black creators

Aleeya Mayo Mar 12, 2021, 3:36 PM

Michaela Coel created, wrote, co-directed, and starred in "I May Destroy You." BBC Studios/Warner Bros. Television Distribution

Hollywood has an opportunity to increase revenue in the film and television industry by $10 billion. According to Business Insider, fewer stories from Black creators are being told. The history of film reveals that film projects led by Black writers, directors, and actors are often significantly undervalued. And although, Black cinema doesn't receive the respect and funding it deserves, it still manages to heavily outshine the competition in its same respective categories. Black filmmakers have earned billions globally but until we address these racial inequalities the missed financial opportunities and lack of advancement will remain. It takes movies like this one to break down barriers and make the most out of that additional $10 billion.

Not another Superhero Movie


"THE SIXTH SENSE"



Many action movies are only about the action, with little or no story. We didn't want to make another superhero action movie that was solely about good vs evil. Our goal was to develop a character-focused thriller that will be a cinematic experience. Think character driven stories similar to Unbreakable and Joker. We took our time to ensure that every single character seemed genuine, with genuine goals and feelings—all without resorting to clichés.

The Look

There will be a deeper, emotional tone to *Until the Very Last Page*. Similar to *The Batman.*





Meet the Director





In 2012, Roshaun established It's a R.A.P. Production. He has written, directed, and produced several short films, a feature film, and a TV series through his production company. His debut feature film, "Disruption," was also written, directed, edited, and executive produced by him.


DISRUPTION
A ROSHAUN AKEEM PAGE FILM

The film gained over 800,000 impressions in its first three months on the streaming service Tubi, and the movie was among one of the top films of Black cinema on the service in 2020.


Most Popular
THE KILL HOLE
FOUR BROTHERS
DISRUPTION
HUNTING GROUNDS
AFTER THE SUNSET
The Kill Hole
Four Brothers
Disruption
Hunting Grounds
After the Sunset

The movie's return on investment is above 900+%. You can watch Disruption on Google Play, Amazon Prime, Roku, YouTube Movies, and Tubi.

His SAG series "Trail of Dark Matter" first season premiered in April 2023 available on Prime Video for $3.99. Trailer: **https://youtu.be/uwNobBOd0H4?si=aSNXdl4_9OrYXPQ5**


TRAIL OF
DARK MATTER

The reviews - Trail of Dark Matter

Indy Red - https://www.indyred.com/trailofdarkmatterreview.html


Series Review
Trail of Dark Matter
TRAIL OF DARK MATTER

UK Film Review - **https://www.ukfilmreview.co.uk/reviews/trail-of-dark-matter**


UK FILM REVIEW
GET REVIEWED
HOME | FILMS | REVIEWS
Trail of Dark Matter
Film Review
ukfr

UK Film Club Podcast **https://youtu.be/2dEHSW5qeRk**


UK FILM CLUB
ukfr

Meet The Creator

The story is inspired by creator Janette Drake's real-life experiences. She'd always been a loving and supportive person to those around her but it started to come at a cost to her own happiness and success. In her late twenties, her life began to crumble, causing her to loose everything she'd work so hard for. It wasn't until her life began to crumble that she began to realize her giving nature was one sided, as it was hardly ever reciprocated. It was at that point that she recognized who wasn't truly supportive and that in order to propel herself, she had to quit being everyone's hero.



Pushing the Boundaries

According to a new Fandango survey, the majority of women favor action movies, while less than one in ten prefer romance or romantic comedies. Contrary to popular opinion in Hollywood, this survey accurately represents current trends as people push beyond the boundaries of traditional gender roles.



Distribution Plan

We have established relationships with a few distribution companies through the release of our previous projects, and they have already given us a letter of intent for this one. We don't predict having any trouble going worldwide and distributing on platforms like Amazon Prime, Roku, Hulu, Tubi and so forth. But before we go on any of those streaming platforms, we want to start by giving the film a festival run to give us the best chance of success.



Festivals will enable us to:

- **Builds Credibility** - Winning awards validates the brand of filmmakers, gives uniqueness, gains the trust of the target audience, and gives filmmakers promotional leverage.

- **Exposure** - Festivals are the best way for filmmakers to gain exposure.

- **Networking** - Allows filmmakers the opportunity to network with other filmmakers, distributors, agents and talent scouts which can open industry doors.

PERKS and REWARDS

We're structured to accept investors starting at $100 and are excited to offer some perks as a small token of our gratitude. Your involvement provides an opportunity for you to be involved in the journey, while also being able to obtain memorabilia, film credit, and even opportunities for red carpet premier tickets.

- **EXECUTIVE PRODUCER:** Investment of $50,000+, one script signed by the writer/director, signed poster from cast, one Executive Producer credit, on-screen in the end credit roll, as well as, featured on IMDB, 2 tickets to the red carpet premiere, private link to completed film and one day on set; lodging, flights, and transportation is not included.

- **DIAMOND FINANCIER:** Investment of $15,000+, one script signed by the writer/director, poster signed by cast, name included in the TITANIUM FINANCIER portion of the credits, private link to completed film and 2 tickets to the red carpet premiere; lodging, flights, and transportation is not included.

- **EMERALD FINANCIER:** Investment of $5,000+, one script signed by the writer/director, private link to completed film and name included in the PLATINUM FINANCIER portion of the credits.

- **RUBY FINANCIER:** Investment of $1,000+, Signed poster from the cast and name included in the GOLD FINANCIER portion of the credits.

- **FINANCIER:** Investments of $100+ name included in the FINANCIER portion of the credits.



Thank you for considering our campaign!



Thank you
RAJU - SHIRISH VIKRAM K KUMAR
HARSHITH REDDY THAMAN S PC SREERAM ISC NAVIN NOOLI BVS RAVI
RAAM KUMAAR SK ZABEER VENKAT PALLAVI SINGH SWAROOP MITTAPALLI